UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 17, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Rectifier Corporation

File No. 001-07935 - CF#23898

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        International Rectifier Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on July 29, 2009.

        Based on representations by **International Rectifier Corporation** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

                Exhibit 10.1   through March 31, 2014

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Mara L. Ransom
                Branch Chief